N E W S R E L E A S E

February 24, 2014

Nevsun Declares First Quarterly Dividend of 2014

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT: NSU) (Nevsun or the Company) is pleased to advise that its Board of Directors has declared a quarterly cash dividend of US$0.035 per common share (US$0.14 per common share annually).  The dividend is payable on April 15, 2014 to shareholders of record as of the close of business on March 31, 2014.

"Nevsun has a strong balance sheet and this dividend policy confirms our continuing focus on generating cash flow from operations and providing a healthy return to shareholders,” said Cliff Davis, CEO.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and then transitioned to and commenced commercial copper production in December, 2013, and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com